Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
 of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

23 May 2007

What:	All staff, from Rijkman Groenink
Where:	Sent by LoNo and posted on Group intranet site
When:	Thursday 24 May 2007

Subject:	Update on proposed merger with Barclays, other news

(This message has been sent to all ABN AMRO Group staff worldwide.)

Dear colleagues,

There have been some developments in the two weeks since I last wrote to you, and I'd like to update you on those now.

We issued a press release on 14 May with more details about the acquisition proposal from the consortium of Royal Bank of Scotland, Banco Santander and Fortis. This was formally at the request of the Dutch regulator, although we both share the same goal – making sure the process is as clear and transparent as possible for all involved. In writing to you today I want to help make sure that you all are also fully aware of what is going on.

Update on proposed merger with Barclays
As of today, the offer from Barclays remains the only one we've received and we continue to recommend it to our shareholders. Both the Managing Board and Supervisory Board believe a merger with Barclays would create one of the strongest and best-positioned banks in the world.

We announced yesterday in a press release that we've been making excellent progress with the regulatory steps required in order to proceed with the Barclays merger. Just to give you an idea, there are 108 authorities in 53 countries with whom a 'change of control filing' needs to be made, and consent is required from 55 of these authorities. We expect to have completed almost all of the relevant filings where a consent or notification is required by the end of May.

We also don't anticipate the combined company to have too-large a market share in any one market. We're in an advanced state of preparation with regulatory filings related to this and therefore don't expect it to have any impact on the proposed merger timetable, which remains as communicated in the press release of 23 April. We intend to publish offer documentation to shareholders in six weeks.

Another important date is 27 May, by which time the consortium is obligated to take the next step after it announced its intention to make an offer on 25 April. Dutch law dictates a requirement to provide more information within 30 days of an announcement of an intention to make an offer. The options are that the three banks announce the terms and conditions of an offer, ask for an extension or withdraw their intention.

External matters
As some of you know, I have withdrawn my candidacy for the position of Non-Executive Director at Royal Dutch Shell. Although it's an honour to be considered, I feel that the timing is inappropriate given the developments regarding the strategic future of the Group and the need for me to dedicate all my attention to ABN AMRO. I am pleased that the Board of Royal Dutch Shell has understood and accepted my decision.

23 May 2007

Feedback
In the past couple of weeks I have received personal messages from many of you expressing your support, voicing your concern, asking me challenging questions and providing me with good suggestions on the proposed merger and the process around it. I am truly encouraged by all these messages and I greatly value the effort you have taken to get in touch with me.

I try to respond to each message and I know that management in the BUs also does their best to keep the lines of dialogue open. I thank you all for your engagement and commitment and I reiterate my promise to keep you informed as completely and timely as possible.

Kind regards,

Rijkman Groenink
Chairman of the Managing Board